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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)/1/

                             chinadotcom corporation
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                                (Name of Issuer)

               Class A Common Shares, par value $0.00025 per share
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                         (Title of Class of Securities)

                                   G2108N 10 9
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                                 (CUSIP Number)

                                October 25, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only). Jayhawk China Fund (Cayman), Ltd. (Tax I.D. #: 98-0170144)

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [_]
        (b) [_]

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   3.   SEC Use Only

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   4.   Citizenship or Place of Organization: Cayman Islands

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Number of         5.  Sole Voting Power - 0
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power - 5,315,000 as of December 31, 2002*
                                          - 5,161,200 as of October 25, 2002*
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power - 0
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power - 5,315,000 as of December 31,
                                                 2002*
                                               - 5,161,200 as of October 25,
                                                 2002*
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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 5,315,000
as of December 31, 2002; 5,161,200 as of October 25, 2002.*

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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  (See
Instructions)- Not Applicable

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   11.  Percent of Class Represented by Amount in Row (9)
      - 5.25% as of December 31, 2002 (Based on 101,200,051 Class A Common Shares of chinadotcom outstanding as of December 31, 2002, as disclosed by chinadotcom corporation on its website, which number is consistent with the amount of outstanding shares noted on its Annual Report 20-F filed with the Securities and Exchange Commission on June 11, 2002 and the amount of shares later repurchased as disclosed in a subsequent 6K.);
      - 5.03% as of October 25, 2002 (Based on 102,691,872 Class A Common Shares of chinadotcom outstanding as of June 13, 2002, as

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disclosed by chinadotcom corporation in its 2001 Annual Report 20-F filed with the Securities and Exchange Commission on June 11, 2002.)*

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   12.  Type of Reporting Person - OO - Limited Liability Company under the Laws of the Cayman Islands.

* See Items 4(a), 4(b) and 6 below for further explanation.

Item 1.

    (a) Name of Issuer - chinadotcom corporation, a company organized under the laws of the Cayman Islands

    (b) Address of Issuer's Principal Executive Offices - 20/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

Item 2.

    (a) Name of Person Filing - Jayhawk China Fund (Cayman), Ltd., a limited liability company under the laws of the Cayman Islands.

    (b) Address of Principal Business Office or, if none, Residence - 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

    (c)  Citizenship - Cayman Islands

    (d) Title of Class of Securities- Class A Common Shares, par value $0.00025 per share ("Shares")

    (e)  CUSIP Number - G2108N 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c),

        check whether the person filing is a:

        (a) [_] Broker or dealer registered under section 15 of the Act.

        (b) [_] Bank as defined in section 3(a)(6) of the Act.

        (c) [_] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E);

        (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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        (g) [_] A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

        (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned: Jayhawk China Fund (Cayman), Ltd. is the beneficial owner, as of December 31, 2002, of 5,315,000 shares of chinadotcom.

As of October 25, 2002, Jayhawk China Fund (Cayman), Ltd. was the beneficial owner of 5,161,200 of shares of chinadotcom. This was the first time its holdings exceeded 5% of the company's outstanding shares. Jayhawk Capital Management, L.L.C., an Investment Advisor registered in Kansas, is the Investment Advisor for Jayhawk China Fund (Cayman), Ltd. On September 13, 2002, Jayhawk Capital Management filed a 13G pertaining to chinadotcom based upon its position as General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd., Jayhawk Institutional Partners, L.P. and Lucky Henry, L.P. As of September 1, 2002, as disclosed in the 13G filed September 13, 2002, Jayhawk Capital Management, L.L.C. was the beneficial owner of 5,609,300 shares of chinadotcom corporation, which shares were held by the following entities:
Jayhawk China Fund (Cayman), Ltd. held 4,691,000 shares; Jayhawk Institutional Partners, L.P. held 768,300 shares; and Lucky Henry, L.P. holds 150,000 shares. At the time of the 13G filing of Jayhawk Capital Management, L.L.C., it was not believed that a separate filing would be required if and when holdings of Jayhawk China Fund (Cayman), Ltd. exceeded 5% of the outstanding shares of chinadotcom. Recognizing that separate filings in its own name may be appropriate, and with year-end holdings still exceeding 5% of the outstanding shares of chinadotcom, this 13G is hereby filed which identifies holdings as of October 25, 2002 and December 31, 2002.

The reporting person has not acquired securities in chinadotcom with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The reporting person has purchased, and intends to continue to purchase, shares on the open market at prevailing rates. The reporting person has communicated with, and intends to continue to communicate with, directors, officers and shareholders

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regarding chinadotcom's repurchase of shares up to the cash value, which value is currently approximately $3.75.

    (b)  Percent of class:
         - 5.25% as of December 31, 2002 (Based on 101,200,051 Class A Common Shares of chinadotcom outstanding as of December 31, 2002, as disclosed by chinadotcom corporation on its website, which number is consistent with the amount of outstanding shares noted on its Annual Report 20-F filed with the Securities and Exchange Commission on June 11, 2002 and the amount of shares later repurchased as disclosed in a subsequent 6K.);

         - 5.03% as of October 25, 2002 (Based on 102,691,872 Class A Common Shares of chinadotcom outstanding as of June 13, 2002, as disclosed by chinadotcom corporation in its 2001 Annual Report 20-F filed with the Securities and Exchange Commission on June 11, 2002.)

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote - 0

              (ii)  Shared power to vote or to direct the vote
                       - 5,315,000 as of December 31, 2002;
                       - 5,161,200 as of October 25, 2002.

              (iii) Sole power to dispose or to direct the disposition of
                       - 0

              (iv)  Shared power to dispose or to direct the disposition of
                       - 5,315,000 as of December 31, 2002;
                       - 5,161,200 as of October 25, 2002.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Jayhawk Capital Management, L.L.C., an Investment Advisor registered in Kansas, is the General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd., Jayhawk Institutional Partners, L.P. and Lucky Henry, L.P. On September 13, 2002, Jayhawk Capital Management, L.L.C. filed a 13G setting forth that as of September 1, 2002, it was the beneficial owner of 5,609,300 shares of chinadotcom, 5.5% of the outstanding shares, based upon the combined holdings of Jayhawk China Fund (Cayman), Ltd., Jayhawk Institutional Partners, L.P. and Lucky Henry, L.P. On January 16, 2003, Jayhawk Capital Management, L.L.C. filed a 13G/A setting forth that as of December 31, 2003, it was the beneficial owner of 6,942,000 of chinadotcom, 6.86% of the outstanding shares, based upon the combined holdings of Jayhawk China Fund (Cayman), Ltd., Jayhawk Institutional Partners, L.P. and Lucky Henry, L.P.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 10, 2003
                                             ------------------
                                                    Date

                                             JAYHAWK CAPITAL MANAGEMENT, L.L.C.

                                             By: /s/ Kent Charles McCarthy
                                             --------------------------------
                                                       Signature

                                             Name: Kent Charles McCarthy

                                           Title: Managing Member of Jayhawk
                                           Capital Management, L.L.C.,
                                           Investment Manager for Jayhawk
                                           China Fund (Cayman), Ltd.